SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

- Press release dated February 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: February 28, 2018

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

San Donato Milanese

February 16, 2018

Eni: full year 2017 and fourth quarter results

Key operating and financial results

IIIQ			IVQ			Full Year
2017			2017	2016	% Ch.	2017	2016	% Ch.
52.08	Brent dated	$/bbl	61.39	49.46	24	54.27	43.69	24
1.175	Average EUR/USD exchange rate		1.177	1.079	9	1.130	1.107	2
44.34	Brent dated	€/bbl	52.14	45.84	14	48.03	39.47	22
1,803	Hydrocarbon production	kboe/d	1,892	1,856	2	1,816	1,759	3
947	Adjusted operating profit (loss) (a)	€ million	1,995	1,286	55	5,795	2,315	150
1,046	of which: E&P		1,864	1,400	33	5,170	2,494	107
(193)	G&P		213	(72)	..	212	(390)	..
337	R&M e Chemicals		114	75	52	992	583	70
229	Adjusted net profit (loss) (a)		975	459	112	2,411	(340)	..
0.06	- per share (€)		0.27	0.13		0.67	(0.09)
344	Net profit (loss) (b)		2,100	340	518	3,427	(1,464)	..
0.10	- per share (€)		0.58	0.09		0.95	(0.41)
1,938	Adjusted net cash before changes in working capital (c)		2,423	2,123	14	9,256	6,179	50
2,124	Underlying net cash provided by operating activities (d)		3,218	3,546	(9)	9,986	7,971	25
1,463	Net capital expenditure (d) (e)		1,891	2,256	(16)	7,619	9,275	(18)
	Net disposals (d)		2,323			3,797
14,965	Net borrowings		10,916	14,776	(26)	10,916	14,776	(26)
0.32	Leverage		0.23	0.28		0.23	0.28

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 18 of the Press Release on Full Year 2017 and fourth quarter results.

(b) Attributable to Eni's shareholders - 2016 results refer to continuing and discontinued operations.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and certain non-recurring items. For further information see page 15 of the Press Release on Full Year 2017 and fourth quarter results.

(d) For further information see page 15 of the Press Release on Full Year 2017 and fourth quarter results.

(e) Include capital contribution to equity accounted entities.

Yesterday, Eni’s Board of Directors approved the Group results for the fourth quarter and the full year of 2017 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“We close 2017 with excellent results which underline how the process of intense change started in 2014 has transformed Eni into a company able to grow and create value even in difficult market conditions. In Upstream we beat our historical record of production having even reduced our development capex by 40% vs. the 2014 baseline, continued to record outstanding results from our exploration programme and started our most significant projects in record time, in particular the jewel in our crown, Zohr. In Mid-Downstream, Gas & Power returned to positive structural results a year ahead of schedule, while we achieved our best full year results in eight years for Refining & Marketing and record numbers in our Chemicals business Versalis. Consequently, our cash generation increased 50% compared with an increase in Brent of 22% and our cash-neutrality decreased to 57 $/bl. We also strengthened our capital structure, also through divestments over the course of the year. Looking to the future, we see excellent growth prospects for all of our businesses. However, growth must be sustainable and we will pursue it in a disciplined way with great respect for the possibility of the most difficult operating conditions. Nevertheless, should conditions be more favourable, we will be in a position to create substantial surplus value for our shareholders. On this basis, I will propose a dividend of €0.80 per share in 2017 to the Board of Directors, on March 15.”

Highlights

Exploration & Production

•	Hydrocarbon production at record level:

-	reached 1.92 million boe/d in December 2017, marking an all-time high for Eni;

-	produced an average of 1.89 million boe/d in the fourth quarter, the highest quarterly production in the last seven years (up by 1.9%); FY production averaged 1.82 million boe/d (up by 3.2% y-o-y), its highest ever level. Excluding price effects at PSAs and OPEC cuts, production was up by 3.7% in the fourth quarter and by 5.3% for the FY 2017;

-	start-ups and ramp-ups additions: added 243 kboe/d on average over the FY, leveraging on Eni’s integrated model of exploration and development, designed to optimize new projects’ time-to-market (Zohr in Egypt, East-Hub in Angola, OCTP in Ghana, Jangkrik in Indonesia, all in 2017) and to accelerate fields ramp-up (as in the case of the Noroos project).

•	Achieved production start-up at the super-giant Zohr gas field in record time-to-market: in less than two years from the FID and two and a half years from discovery.

•	Exploration resources: discovered 1 billion boe of new resources, of which 800 million from in house exploration with a discovery cost of approximately 1 $/bbl.

•	Successfully completed the exploration campaign in Area 1, offshore Mexico: the appraisal of Tecoalli discovery, which followed that of Amoca and Miztòn, resulted in a rise in estimated hydrocarbons in place of the Area to 2 billion boe, of which approximately 90% oil.

•	Renewed the exploration portfolio adding approximately 97,000 Km2 of new acreage:

-	obtained 50% of the mineral rights of the Isatay Block in the Kazakh Caspian Sea;

-	signed an exploration and production sharing agreement of Block 52, offshore Oman (Eni 85%);

-	acquired new exploration licenses in Morocco, Mexico, Cyprus, Ivory Coast and Norway.

•	Proved hydrocarbon reserves: 7 billion boe with an organic replacement ratio of 103%. Excluding the de-booking of a volume of PUD reserves to unproved in Venezuela due to the Country’s current outlook, the ratio increases to 151%.

•	Dual Exploration Model success: Eni closed the divestment of a 25% stake in Area 4 in Mozambique to Exxon Mobil in the fourth quarter of 2017.

•	E&P adjusted operating profit: €1.86 billion in the fourth quarter of 2017 (up by 33%); more than doubled y-o-y at €5.17 billion.

Gas & Power

•	Structurally positive EBIT a year ahead of expectations thanks to business restructuring.

•	Retail business: better performance in converting revenues into cash; growth in the customer base, excluding the impact of disposals.

•	Portfolio rationalization: divested the retail activity in Belgium; signed a preliminary agreement to dispose of the gas distribution business in Hungary.

•	G&P adjusted operating profit: €0.21 billion in the fourth quarter and in the full year of 2017, a substantial improvement both q-o-q (up by €0.29 billion) and y-o-y (up by €0.6 billion).

Refining & Marketing and Chemicals

•	Refining breakeven margin below 4 $/barrel in the FY of 2017.

•	Achieving value from our expertise: signed a licensing agreement with Sinopec, the largest refining company in the world, for the use of the EST conversion proprietary technology.

•	International development of Versalis: started operations at the Lotte-Versalis Elastomers joint venture for the production of elastomers in South Korea.

•	R&M adjusted operating profit: €77 million in the fourth quarter of 2017, up by 13% despite the partial downtime of the Sannazzaro refinery and a negative scenario. Best full year result in the last eight years at €532 million, up by 91% y-o-y.

•	Record results in the Chemical business: adjusted operating profit of €37 million in the fourth quarter of 2017 (up by 400%) and €460 million in the FY 2017 (up by 51%).

Group results

•	Strong increase in adjusted operating profit: up by 55% q-o-q to €1.99 billion; FY operating profit more than doubled to €5.79 billion (up by €3.48 billion).

•	Adjusted net profit: more than doubled in the fourth quarter of 2017 to €0.98 billion; €2.41 billion in the full year of 2017 compared to a net loss in 2016.

•	Net profit: €2.10 billion in the fourth quarter; €3.43 billion in the full year of 2017.

•	Strong structural improvement in underlying cash generation[1]: €3.22 billion in the fourth quarter and €9.99 billion in the full year of 2017.

•	Adjusted cash flow from operations before changes in working capital at replacement cost[2]: €2.42 billion in the fourth quarter and €9.26 billion in the full year of 2017.

•	FY net capex: €7.6 billion[1], down by 18% y-o-y. Self-financing ratio of net capex at approximately 130%.

•	Organic cash neutrality covering capex and dividend at a Brent price of 57$/bl; 39$/bl, factoring in proceeds from disposals.

•	FY net disposals[3]: cashed in €3.8 billion, mainly relating to the Dual Exploration Model.

•	Net debt: €10.92 billion.

•	2017 dividend proposal[4]: €0.80, of which €0.40 already paid as interim dividend.

1 See note (d) in the table of page 1.

2 See note (c) in the table of page 1.

3 See note (d) in the table of page 1.

4 The Board of Directors intends to submit a proposal for distributing a dividend of €0.80 per share (€0.80 in 2016) at the Annual Shareholders’ Meeting convened for May 10, 2018. Included in this annual payment is €0.40 per share paid as interim dividend in September 2017. The balance of €0.40 per share is payable to shareholders on May 23, 2018, the ex-dividend date being May 21, 2018.

Outlook

Eni’s business outlook and financial and operational targets of the 2018-2021 industrial plan will be illustrated during a strategy presentation scheduled March 16, 2018. The key strategic guidelines and targets will be disclosed in a press release to be published on March 16, 2018, that will be available at our website “eni.com” and publicly disseminated as required by applicable listing standards. The outlook for the year 2018 is summarized below:

Exploration & Production

Expected a 3% growth rate in 2018 FY production. This will be driven by ramp-ups of fields entered into operation in 2017, mainly in Egypt, Angola and Indonesia and start-up of a number of satellites phases at giant producing fields (Libya, Angola and Ghana).

Gas & Power

Expected an enhanced performance with an adjusted EBIT projected at €0.3 billion due to new renegotiation of long-term supply contracts, reduction of logistic costs and synergies from upstream integration in the LNG business.

Refining & Marketing and Chemicals

Expected a refining breakeven margin at around 3 $/barrel at 2018 year end, leveraging on new initiatives of plants set-up and supply optimization.

Group

2018 FY capex projected at approximately €8 billion.

Sustainability

		2017	2016	% Ch.
Total recordable injury rate (TRIR)	(total recordable injury rate/worked hours) x 1,000,000	0.33	0.35	(6.8)
Direct GHG emissions E&P/production	(tonnes CO2 eq./toe)	0.163	0.167	(2.7)
Direct GHG emissions	(mmtonnes CO2 eq.)	41.49	40.18	3.3
- of which CO2 from combustion and process		31.62	30.71	3.0
- of which CO2 eq from methane		1.45	2.40	(39.4)
- of which CO2 eq from flaring		6.83	5.40	26.5
- of which CO2 eq from venting		1.58	1.67	(5.3)
Oil spills due to operations (>1 barrel)	(barrels)	3,228	1,231	..
Water reinjection	(%)	59	58

•	Total recordable injury rate (down by 6.8% y-o-y) confirmed the improving trend, benefitting from performances recorded by both employees (down by 17.2%) and contractors (down by 2%).
•	Direct GHG emissions E&P/production: 0.163 tCO2 eq/toe, declining by 2.7% y-o-y.

Direct GHG emissions from combustion and process increased, reflecting higher production level in the E&P segment (in particular for Libyan activities and start-ups in Ghana, Angola and Indonesia) and G&P (due to higher power generation and natural gas volumes transported).

Emissions from methane were down by 39.4% due to the regular maintenance and monitoring of fugitive emissions in the E&P and G&P segments.

Emissions from flaring in the E&P segment were up by 26.5% due to the aforementioned start-ups and the restart of Abu Attifel field in Libya.

•	Water reinjection at the E&P segment was 59%, an increase from 2016, benefitting from the Abu Attifel restart in Libya and the continuous positive performance in water reinjection in Ecuador and Egypt.

Business segments operating review

Exploration & Production

Production, reserves and prices

IIIQ			IVQ			Full Year
2017			2017	2016	% Ch.	2017	2016	% Ch.
	Production
885	Liquids	kbbl/d	861	906	(5.0)	852	878	(3.0)
5,012	Natural gas	mmcf/d	5,625	5,184	8.2	5,261	4,807	9.6
1,803	Hydrocarbons	kboe/d	1,892	1,856	1.9	1,816	1,759	3.2
	Adjusted net proved reserves	mmboe				6,990	7,142	(2.1)
	Adjusted reserves replacement ratio	(%)				151	139
	Reserves replacement ratio					103	193
	Average realizations
48.03	Liquids	$/bbl	57.64	44.56	29.4	50.06	39.18	27.8
3.80	Natural gas	$/kcf	3.89	3.50	10.9	3.69	3.27	12.8
35.14	Hydrocarbons	$/boe	39.12	32.95	18.7	35.06	29.14	20.3

•	In the fourth quarter of 2017, oil and natural gas production averaged 1,892 kboe/d, up by 1.9% from the same period a year ago, the highest level achieved in the last seven years. For the full year of 2017, production was 1,816 kboe/d, up by 3.2% and a record level. This performance was driven by new project start-ups and the ramp-ups at fields started up in 2016, mainly in Angola, Egypt, Ghana, Indonesia and Kazakhstan as well as by restarting production at certain Libyan fields thanks to better safety conditions. These positives were partly offset by OPEC production cuts, negative price effects at PSAs contracts and lower production as a result of planned and unplanned shutdowns in Norway, the United Kingdom and the Gulf of Mexico, as well as declines from mature fields. When excluding price effects at PSAs contracts and OPEC cuts (overall 32 kboe/d and 35 kboe/d in the fourth quarter and in the full year of 2017, respectively), hydrocarbon production increased by 3.7% (up by 5.3% in the full year of 2017).

•	Liquids production (861 kbbl/d) decreased by 45 kbbl/d, or 5% from the fourth quarter of 2016 (852 kbbl/d in the full year of 2017, down by 3%). Price effect, OPEC cuts and shutdowns in Norway, the United Kingdom and the Gulf of Mexico were partly offset by start-ups and ramp-ups of the period and higher production in Libya.

•	Natural gas production (5,625 mmcf/d) increased by 441 mmcf/d, or 8.2% compared to the fourth quarter of 2016 (5,261 mmcf/d in the full year of 2017, up by 9.6%). Start-ups and ramp-ups of producing assets in Indonesia and Egypt and the increasing production in Libya were partly offset by shutdowns, mature fields decline and price effect.

Net proved hydrocarbon reserves

(mmboe)
Net proved reserves at December 31, 2016			7,490

40% sale of Zohr reserves signed in 2016			(348)

Adjusted net proved reserves at December 31, 2016			7,142

Organic additions (a)			999

Production (b)			(663)

De-booking of the Perla Phase 2 project reserves (c)			(315)

Portfolio: 25% sale of Area 4 in Mozambique and other (d)			(173)

Net proved reserves at December 31, 2017			6,990

Adjusted reserves replacement ratio	(a/b)	(%)	151
Reserves replacement ratio, organic	(a+c/b)		103
Adjusted reserves replacement ratio, all sources	(a+c+d/b)		77

•	In 2017, net proved reserves were 6,990 million boe. Additions to proved reserves booked in 2017 were 684 mmboe and mainly derived from the final investment decisions made for the Coral project offshore Mozambique and the Johan Castberg project offshore Norway and progress in development activities at the Zohr, Jangkrik and Kashagan projects. These additions were partly offset by the de-booking of 315 million boe of proved undeveloped reserves at the Perla gas project in Venezuela due to the Country’s current outlook. Production for the year was 663 million boe. Disposals of minerals in place were 521 million boe and related to the divestment of a 40% stake in the Zohr project and of a 25% interest in Area 4 in Mozambique where the Coral project is located. Therefore, the organic reserves replacement ratio was 103%. The ratio increased to 151% when excluding the Venezuelan de-booking. The all-sources replacement ratio was 77% considering the disposal of a 25% interest in Area 4 offshore Mozambique, while the divestment of a 40% stake in Zohr, substantially finalized in 2016, is considered in reduction of the reserves opening balance. The reserves life index was 10.5 years (11.6 years in 2016). More information on our reserve activities will be reported in the Annual Report on Form 20-F for the 2017 fiscal year.

Results

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
1,041	Operating profit (loss)	4,149	1,720	..	7,669	2,567	..
5	Exclusion of special items	(2,285)	(320)		(2,499)	(73)
1,046	Adjusted operating profit (loss)	1,864	1,400	33.1	5,170	2,494	..
(39)	Net finance (expense) income	(39)	123		(50)	(55)
104	Net income (expense) from investments	118	77		409	68
(670)	Income taxes	(847)	(741)		(2,801)	(1,999)
60.3	tax rate (%)	43.6	46.3		50.7	79.7
441	Adjusted net profit (loss)	1,096	859	..	2,728	508	..
	Results also include:
69	Exploration expenses:	135	73	84.9	525	374	40.4
61	- prospecting, geological and geophysical expenses	73	45	62.2	273	204	33.8
8	- write-off of unsuccessful wells (a)	62	28	..	252	170	48.2
1,343	Capital expenditure	1,781	1,871	(4.8)	7,739	8,254	(6.2)

(a) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

•	In the fourth quarter of 2017, the Exploration & Production segment reported an adjusted operating profit of €1,864 million, an increase of 33% from the fourth quarter of 2016. This improvement reflected the recovery in crude oil prices (with the Brent price up by 24%) and production growth. These positives were partly offset by a weaker dollar compared to the euro, lower appreciation of Eni’s average realizations than the Brent benchmark, which has not been yet fully reflected in gas prices due to the time lags in oil-linked price formulas, and higher depreciation charges taken in connection with project start-ups and ramp-ups. For the FY 2017, adjusted operating profit was €5,170 million, more than doubled y-o-y (up by €2,676 million from 2016), due to the same drivers mentioned in the quarter, except for a lower penalization due to EUR/USD exchange rate movements than in the quarter.

•	In the fourth quarter of 2017, adjusted net profit was €1,096 million compared to €859 million in the fourth quarter of 2016, up by €237 million (an increase of approximately €2.2 billion in the full year of 2017 compared to the previous year). This was due to a recovery in operating performance and a reduced tax rate (down by approximately 2 percentage points, from 46% to 44%) due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes and reduce the incidence of non-deductible expenses. Furthermore, in the FY 2017 the tax rate reported a more pronounced reduction (from 80% to 51%) due to the recognition of certain deferred tax assets in connection with the FID of the Coral project in Mozambique and with the production start-up at the Ghana project.

For the disclosure of the business segment special charges/gains see page 12.

Gas & Power

Sales

IIIQ			IVQ			Full Year
2017			2017	2016	% Ch.	2017	2016	% Ch.
192	PSV	€/kcm	241	202	19.3	211	168	25.6
171	TTF		202	182	11.0	183	148	23.6
	Natural gas sales	bcm
7.93	Italy		9.62	10.25	(6.1)	37.43	38.43	(2.6)
8.21	Rest of Europe		10.26	11.79	(13.0)	38.23	42.43	(9.9)
0.97	of which: Importers in Italy		0.99	1.15	(13.9)	3.89	4.37	(11.0)
7.24	European markets		9.27	10.64	(12.9)	34.34	38.06	(9.8)
1.30	Rest of World		1.60	1.22	31.1	5.17	5.45	(5.1)
17.44	Worldwide gas sales		21.48	23.26	(7.7)	80.83	86.31	(6.3)
8.91	Power sales	Twh	8.66	9.79	(11.5)	35.33	37.05	(4.6)

•	In the fourth quarter of 2017, natural gas sales were 21.48 bcm, down by 7.7% from the fourth quarter of 2016, in line with the reduction of take-or-pay contracts obligations. Sales in Italy were down by 6.1% to 9.62 bcm, due to declining sales across all the market segments, partly offset by higher sales at the thermoelectric segment driven by lower production from renewable sources and lower power imports. Sales in European markets (9.27 bcm) decreased by 12.9% reflecting lower sales in France, the United Kingdom, Benelux and the Iberian Peninsula. On a yearly basis, natural gas sales were 80.83 bcm, down by 6.3% or by 5.48 bcm from the full year of 2016. Sales in Italy decreased by 2.6% from 2016 to 37.43 bcm due to the same drivers mentioned in the quarter. Lower sales in European markets (34.34 bcm) mainly reflected the disposal of the retail business in Belgium and Hungary as well as lower volumes sold in France and Germany/Austria.
•	Power sales were 8.66 TWh in the fourth quarter of 2017, down by 11.5% (35.33 TWh in 2017, down by 4.6% from 2016) mainly due to lower volumes sold to the wholesale segment and to the middle market, partly offset by higher sales to the industries segment.

Results

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
(120)	Operating profit (loss)	201	5	..	70	(391)	..
15	Exclusion of inventory holding (gains) losses	29	(56)			90
(88)	Exclusion of special items	(17)	(21)		142	(89)
(193)	Adjusted operating profit (loss)	213	(72)	..	212	(390)	..
3	Net finance (expense) income	1	(1)		10	6
(2)	Net income (expense) from investments	(4)	(8)		(9)	(20)
53	Income taxes	(97)	50		(162)	74
..	tax rate (%)	46.2	..		76.1	..
(139)	Adjusted net profit (loss)	113	(31)	..	51	(330)	..
33	Capital expenditure	60	53	13.2	142	120	18.3

•	In the fourth quarter of 2017, the Gas & Power segment reported an adjusted operating profit of €213 million, up by €285 million from the loss reported in the fourth quarter of 2016. This result reflected better margins from the renegotiation of long-term supply contracts, including some contract terminations, lower logistic costs, as well as the improved performance in trading, LNG and Power businesses. In the full year of 2017, the Gas & Power segment reported an adjusted operating profit of €212 million (up by €602 million from 2016), the best result over the latest seven years, targeting structural positive profit one year ahead of plans due to the drivers disclosed in the fourth quarter. From 2017, the profit/loss on stock has been included in the business underlying performance due to a changed regulatory framework on gas storage in Italy, on which basis management has elected to leverage gas stocks as a way to improve margins.
•	Adjusted net profit amounted to €113 million, an improvement of €144 million from the fourth quarter of 2016. In the full year of 2017, adjusted net profit was €51 million.

For the disclosure of the business segment special charges/gains see page 12.

Refining & Marketing and Chemicals

Production and sales

IIIQ			IVQ			Full Year
2017			2017	2016	% Ch.	2017	2016	% Ch.
6.4	Standard Eni Refining Margin (SERM)	$/bbl	4.3	4.7	(8.5)	5.0	4.2	19.0
5.63	Throughputs in Italy	mmtonnes	5.46	5.22	4.6	21.15	21.61	(2.1)
0.76	Throughputs in the rest of Europe		0.72	0.75	(4.0)	2.87	2.91	(1.4)
6.39	Total throughputs		6.18	5.97	3.5	24.02	24.52	(2.0)
0.08	Green throughputs		0.07	0.06	16.7	0.24	0.21	14.3
	Marketing
2.24	Retail sales	mmtonnes	2.11	2.08	1.4	8.54	8.59	(0.6)
1.56	Retail sales in Italy		1.49	1.47	1.4	6.01	5.93	1.3
0.68	Retail sales in the rest of Europe		0.62	0.61	1.6	2.53	2.66	(4.9)
25.2	Retail market share in Italy	%	25.1	24.3		25.0	24.3
2.83	Wholesale sales	mmtonnes	2.71	2.92	(7.2)	10.66	11.34	(6.0)
2.04	Wholesale sales in Italy		1.94	2.08	(6.7)	7.64	8.16	(6.4)
0.79	Wholesale sales in the rest of Europe		0.77	0.84	(8.3)	3.02	3.18	(5.0)
	Chemicals
1,360	Production of petrochemical products	ktonnes	1,425	1,337	6.6	5,818	5,646	3.0
68.1	Average plant utilization rate	%	70.8	66.1		72.8	71.4

•	In the fourth quarter of 2017, the Eni’s Standard Refining Margin (SERM) decreased by 8.5% y-o-y at a level of 4.3 $/barrel due to compressed relative prices of products compared to the cost of the petroleum feedstock reflecting the swift upward movements in the Brent price reported in the last part of 2017 (in the full year of 2017, SERM increased by 19% to 5 $/barrel).

•	Eni refining throughputs were 6.18 mmtonnes, up by 3.5% from the fourth quarter of 2016 reflecting higher throughputs at the Livorno refinery due to fewer shutdowns and improved performance of the Taranto and Milazzo refineries, partially offset by the downtime of the EST plant at the Sannazzaro refinery. Refining throughputs in the full year of 2017 (24.02 mmtonnes) decreased by 2% from 2016 and were mainly affected by the downtime of some plants at Sannazzaro refinery and the shutdown at the Taranto refinery, partly offset by a better performance of Milazzo and Livorno refineries.

•	Green throughputs processed at the Venice green refinery increased by 16.7% in the fourth quarter of 2017 (up by 14.3% in the full year of 2017).

•	Retail sales in Italy of 1.49 mmtonnes increased by 1.4% in the fourth quarter (6.01 mmtonnes, up by 1.3% in the full year of 2017) despite declining consumption, due to higher volumes mainly sold at company-owned fuel stations partially offset by lower sales in the highway and lease concession segment. Eni’s retail market share was 25.1%, higher than in the fourth quarter of 2016 (24.3%) and was also driven by effective marketing initiatives.

•	Wholesale sales in Italy were 1.94 mmtonnes, down by 6.7% compared to the fourth quarter of 2016 (7.64 mmtonnes in the full year of 2017; down by 6.4% compared to 2016). Lower sales of gasoil and bunkering were partly offset by higher sales of jet fuel and bitumen.

•	Retail and wholesale sales in the rest of Europe decreased by 4.1% in the fourth quarter of 2017 (down by 5% in the full year of 2017) due to lower sales volumes in the wholesale business in France and Austria, partly offset by higher sales in Germany.

•	Petrochemical production of 1,425 ktonnes increased by 6.6% in the fourth quarter compared to 2016 reflecting higher productions of polyethylene and elastomers. In the full year of 2017, production was 5,818 ktonnes, up by 3%.

Results

IIIQ		IVQ			Full year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
367	Operating profit (loss)	218	168	29.8	982	723	35.8
(95)	Exclusion of inventory holding (gains) losses	(174)	(181)		(213)	(406)
65	Exclusion of special items	70	88		223	266
337	Adjusted operating profit (loss)	114	75	52.0	992	583	70.2
224	- Refining & Marketing	77	68	13.2	532	278	91.4
113	- Chemicals	37	7	428.6	460	305	50.8
1	Net finance (expense) income	2	1		5	1
15	Net income (expense) from investments	5	9		21	32
(111)	Income taxes	(56)	(35)		(357)	(197)
31.4	tax rate (%)	46.3	41.2		35.1	32.0
242	Adjusted net profit (loss)	65	50	30.0	661	419	57.8
188	Capital expenditure	290	303	(4.3)	729	664	9.8

•	In the fourth quarter of 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €114 million (€992 million in the full year of 2017), an increase compared to the fourth quarter of 2016 (up by 52% and 70% in the quarter and in the full year of 2017 respectively).

•	In the fourth quarter of 2017, the Refining & Marketing business reported an adjusted operating profit of €77 million, an increase of €9 million or 13% q-o-q. This was driven by lower facility downtime at the Livorno and Milazzo plants and a gain from the licensing of the EST conversion technology to Sinopec, which helped offset an unfavorable SERM scenario and the Sannazzaro shutdown. Marketing activity’s performance was barely unchanged from the comparative period. In the full year of 2017 adjusted operating profit amounted to €532 million (up by €254 million or 91% compared to the full year of 2016), benefitting from the initiatives implemented over the last years, which were designed to improve the set-up of Eni’s refining system allowing to reduce the break-even margin below the 4 $/barrel threshold. The improved cost structure enabled the Company to fully capture the upside in the scenario recorded in the first nine months of 2017. The marketing business reported a positive performance driven by the effective commercial initiatives, which supported the premium segments.

•	In the fourth quarter of 2017, the Chemical business reported an adjusted operating profit of €37 million representing a five-fold increase compared to the same period of 2016, benefitting from the restructuring plan to optimize plant setup at core hubs and reposition the product portfolio towards higher-value segments. Thanks to a streamlined industrial structure, the business was able to fully capture the upside in the trading environment and to achieve volume upsides. In the full year of 2017, adjusted operating profit achieved a record of €460 million (up by 51% from 2016). This result represents the best performance reported in the recent history of Eni’s Chemical business and demonstrates the value of the progress in the turnaround process.

•	Adjusted net profit amounting to €65 million in the fourth quarter (€661 million in the full year of 2017) increased by €15 million in the fourth quarter (up by €242 million in the full year of 2017).

For the disclosure on the business segment special charges see page 12.

Group results

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
15,684	Net sales from operations	17,547	15,807	11.0	66,921	55,762	20.0
998	Operating profit (loss)	4,350	1,640	..	8,022	2,157	..
(63)	Exclusion of inventory holding (gains) losses	(149)	(237)		(219)	(175)
12	Exclusion of special items (a)	(2,206)	(117)		(2,008)	333
947	Adjusted operating profit (loss)	1,995	1,286	55.1	5,795	2,315	150.3
	Breakdown by segment:
1,046	Exploration & Production	1,864	1,400	33.1	5,170	2,494	107.3
(193)	Gas & Power	213	(72)	395.8	212	(390)	154.4
337	Refining & Marketing and Chemicals	114	75	52.0	992	583	70.2
(151)	Corporate and other activities	(116)	(118)	1.7	(542)	(452)	(19.9)
(92)	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	(80)	1		(37)	80
344	Net profit (loss) attributable to Eni's shareholders - continuing operations	2,100	340	517.6	3,427	(1,051)	426.1
(45)	Exclusion of inventory holding (gains) losses	(105)	(162)		(156)	(120)
(70)	Exclusion of special items (a)	(1,020)	281		(860)	831
229	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	975	459	112.4	2,411	(340)	809.1
344	Net profit (loss) attributable to Eni's shareholders	2,100	340	..	3,427	(1,464)	..
344	Net profit (loss) attributable to Eni's shareholders - continuing operations	2,100	340	517.6	3,427	(1,051)	426.1
	Net profit (loss) attributable to Eni's shareholders - discontinued operations					(413)	..

(a) For further information see table "Breakdown of special items"

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the fourth quarter of 2017, Eni’s consolidated adjusted operating profit increased by 55% to €1.99 billion (up by €0.71 billion). The improvement was driven by an excellent performance of the E&P segment (up by €0.46 billion) due to an ongoing recovery in crude oil prices (the Brent benchmark in dollar terms was up by 24%; however, it was up by 14% in euro terms) and production growth. All the other Eni’s businesses reported steady performances. The G&P segment, driven by an acceleration in the fourth quarter (€0.21 billion of EBIT, up by €0.29 billion from the fourth quarter of 2016) achieved the target of structural positive results one year ahead of plans. This was driven by the renegotiation of long-term supply contracts, the reduction in logistic costs and other optimizations. The R&M and Chemicals segment reported an improvement of 52% y-o-y, even in a less favorable trading environment, leveraging on continued initiatives to improve the breakeven margin and optimization of plant set-up.
•	In the full-year of 2017, all of Eni’s businesses recorded markedly better performances y-o-y, leveraging on a strategy based on the reduction in the time-to-market of reserves, efficiency actions, the renegotiation of gas supply contracts and plant restructuring in the R&M and Chemicals business. These actions enabled the Company to fully capture the recovery in the commodity scenario. The consolidated adjusted operating profit of €5.79 billion increased by €3.48 billion (up by 150%) due to a strong performance in the E&P segment (up by €2.68 billion), the return to profitability in the G&P business for the first time in seven years (up by €0.60 billion), and record results reported by the R&M and Chemicals segment with a total operating profit of approximately €1 billion (up by €0.41 billion). The €3.5 billion increase was explained for €3.1 billion by scenario effects and for €0.6 billion by volumes growth and efficiency and optimization gains, partly offset by OPEC cuts and one-off effects (€0.2 billion).

•	Adjusted net profit for the quarter of €0.98 billion improved by €0.52 billion compared to the fourth quarter of 2016, driven by the increasing operating performance and a reduced tax rate (down by 9 percentage points, from 58% in the fourth quarter of 2016 to 49% in the fourth quarter of 2017). This trend reflected improved profitability mainly in the E&P segment, which allowed higher deductibility of operating expenses including those incurred in connection with PSA schemes, as well as a lower incidence of non-deductible expenses. In the full year of 2017, adjusted net profit was €2.41 billion compared to a loss of €0.34 billion in 2016. The full-year result benefitted from better operating performance and a sharp decline in the adjusted Group tax rate (from 121% to 56%), which was due to the quarter’s drivers and to the recognition of deferred tax assets due to the start-up of the execution phase of the Coral project in Mozambique and to the production start-up of the Ghana project by mid of 2017.

Special items

Special items were represented by net gains of €1,020 million in the fourth quarter and €860 million in the full year of 2017. The business segment breakdown is disclosed below:

•	E&P: the main gains were recorded on the disposal of a 40% interest in the Zohr asset (€1,281 million) and of a 25% interest in the exploration Area 4 offshore Mozambique where development is underway (€1,985 million). Furthermore, previously recorded impairment losses were reversed at certain oil&gas CGUs (€349 million) driven by upward reserve revisions and the impact of the new tax laws in the USA, as well as improved market fundamentals factored in the upward revision of management’s long-term assumption for the benchmark Brent price to 72 $/barrel from the previous 70 $/barrel adopted in the impairment review of 2016. Extraordinary charges mainly related to impairment losses recorded at certain oil&gas projects in Venezuela and the associated trade receivables owed by the National Oil Company PDVSA, respectively for €623 million and €135 million, driven by the Venezuelan financial crisis, which was factored in the evaluation of assets recoverability, also considering lower future capex. Other charges related to a valuation allowance for doubtful accounts in connection with cost recovery and other matters due to the limited progress made in the course of 2017 for recovering the disputed amounts (for an amount of €258 million), as well as the recognition of losses on certain contractual and commercial disputes (for an amount of €298 million in the year), accounted for mainly in the quarter;
•	G&P: the main charges comprised the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net loss of €157 million in the year), an adjustment of €125 million in the fourth quarter and €223 million in the year to the allowance for doubtful accounts of the retail G&P business (included in the G&P reportable segment) to include the allowance determination made in accordance with the “expected loss” accounting model thus replacing the incurred loss accounting method, provisions for redundancy incentives (€38 million in the year), as well as a downward revision of revenues accrued on the sale of gas and power in past reporting periods (€22 million in the fourth quarter and €64 million in the year). The G&P adjusted operating result also includes the negative balance of €172 million in the year, related to derivative financial instruments entered to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables. These charges were totally or partly offset by the reversal of asset impairment losses recorded in previous reporting periods for €142 million, mainly relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, being a sale negotiation ongoing at the balance sheet date in order to close the transaction in 2018. Furthermore, extraordinary gains included the one recorded on the divestment of the retail activity in Belgium (€163 million) in the year;
•	R&M and Chemicals: as far as R&M is concerned, net charges were mainly composed of the write down of capital expenditure relating to certain Cash Generating Units, which were impaired in previous reporting periods and continued to lack any profitability prospects (€41 million in the fourth quarter and €130 million in the year) as well as environmental provisions (€73 million in the fourth quarter and €111 million in the year). Referring to Versalis, the asset impairment reversal of €76 million reflects improved profitability prospects of the unique Cash Generation Unit of the Chemical business, environmental provisions and restoration costs of certain no more operation industrial hubs (€20 million in the quarter and €48 milion in the year) as well as the impairment of Eni’s interest and the financial receivables due to Eni by an industrial joint venture because of lower profitability prospects (€207 million).
•	Special items of taxes included the tax effects relating to operating special items, the write-off of deferred tax asset of subsidiaries in the USA following the recognition of the impact of the newly enacted tax regime, offset by the recognition of higher deferred tax assets at Versalis driven by the projection of improving future taxable profit.

Reported results

Net profit attributable to Eni’s shareholders for the full year of 2017 was €3,427 million, a substantial improvement y-o-y. In 2016, a loss of €1,464 million was incurred from both continuing and discontinued operations, with the latter including a one-off charge of €400 million on the Saipem shareholding following the loss of control over the investee. The reported operating profit for the full year of 2017 was €8,022 million, representing a three-fold increase from the full year of 2016 (up by €5,865 million). Net of the Saipem transaction, the Eni Group recorded a substantial recovery in profitability across all business segments. This trend benefitted from the progress in the implementation of the Group’s strategy, in terms of accelerating the time-to-market of discoveries, production growth, efficiency gains, restructuring of long-term gas contracts portfolio, as well as the restructuring of the refinery and petrochemical plant setup.

Leveraging on the turnaround achievements, Eni was able to fully captured an ongoing recovery in the oil price scenario, supported by growing demand and shrinking oversupplies due to the production curtailment from members of OPEC and other non-member countries. The downstream businesses were helped by higher global demand for commodities. These market trends drove a rebound in crude oil prices (the marker Brent was up by 24% y-o-y), in the SERM refining margin (up by 19%) and a substantial increase in petrochemical margins. The 2017 net profit benefitted not only from an improved operating performance but also from approximately €2.7 billion of net gains achieved in connection with the Dual Exploration Model, i.e. the closing of the disposal of a 40% stake of Zohr and a 25% interest in Area 4 in Mozambique. Two-thirds of these positives were offset by non-recurring charges mainly relating to the impairment of oil&gas projects in Venezuela and trade receivables towards the Country.

Furthermore, the increase in net profit for the full year of 2017 (€4.48 billion, excluding Saipem) reflected the normalization of the tax rate as disclosed in the adjusted results. Similar trends featured in the fourth quarter of 2017 with operating profit increasing by 165% y-o-y (up by €2.71 billion) and net profit improving by €1.76 billion.

Net borrowings and cash flow from operations

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	Change	2017	2016	Change
345	Net profit (loss)	2,100	341	1,759	3,430	(1,044)	4,474
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,991	- depreciation, depletion and amortization and other non monetary items	2,175	1,740	435	8,688	7,773	915
(159)	- net gains on disposal of assets	(2,951)	(11)	(2,940)	(3,446)	(48)	(3,398)
678	- dividends, interests and taxes	1,471	749	722	3,672	2,229	1,443
376	Changes in working capital related to operations	1,275	1,455	(180)	1,401	2,112	(711)
(1,070)	Dividends received, taxes paid, interests (paid) received	(748)	(1,026)	278	(3,624)	(3,349)	(275)
2,161	Net cash provided by operating activities	3,322	3,248	74	10,121	7,673	2,448
(1,570)	Capital expenditure	(2,184)	(2,250)	66	(8,677)	(9,180)	503
(453)	Investments	(7)	(6)	(1)	(510)	(1,164)	654
368	Disposal of consolidated subsidiaries, businesses tangible and intangible assets and investments	4,463	33	4,430	5,455	1,054	4,401
1,128	Other cash flow related to capital expenditure, investments and disposals	(1,742)	614	(2,356)	(375)	465	(840)
1,634	Free cash flow	3,852	1,639	2,213	6,014	(1,152)	7,166
(10)	Borrowings (repayment) of debt related to financing activities	450	42	408	336	5,271	(4,935)
754	Changes in short and long-term financial debt	(2,789)	(798)	(1,991)	(1,713)	(766)	(947)
(1,440)	Dividends paid and changes in non-controlling interests and reserves		(33)	33	(2,883)	(2,885)	2
(14)	Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(13)	22	(35)	(65)	(3)	(62)
924	NET CASH FLOW	1,500	872	628	1,689	465	1,224

Change in net borrowings

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	Change	2017	2016	Change
1,634	Free cash flow	3,852	1,639	2,213	6,014	(1,152)	7,166
(3)	Net borrowings of divested companies	264		264	261	5,848	(5,587)
311	Exchange differences on net borrowings and other changes	(67)	(374)	307	468	284	184
(1,440)	Dividends paid and changes in non-controlling interest and reserves		(33)	33	(2,883)	(2,885)	2
502	CHANGE IN NET BORROWINGS	4,049	1,232	2,817	3,860	2,095	1,765

Cash flow from operating activities amounted to €10.12 billion in the full year of 2017, €3.32 billion in the fourth quarter of 2017. Income taxes on the disposals of Eni’s interests in Zohr and in Area 4 in Mozambique (€0.44 billion) were netted against cash flow from disposals, as provided by international accounting standards. In the full year of 2017, cash flow from operations was also influenced by a higher level of receivables due beyond the end of the reporting period being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.3 billion).

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities amounted to €2,423 million in the quarter and €9,256 million in the full year of 2017 and was determined by excluding from net cash provided by operating activities the movements of working capital, the profit/loss on stock and an extraordinary valuation allowance (see page 12).

(€ million)

GAAP measures		Profit/loss on stock	Extraordinary allowance for trade receivables	Tax settlement (a)	Advances on future gas supplies to the Egyptian partners to fund the Zohr project	Purchase of trade receivables from the JV Cardon IV	Other	Non-GAAP measures
Full year 2017

Net cash before changes in working capital	8,720	(219)	616	150			(11)	9,256	Adjusted net cash before changes in working capital
Changes in working capital	1,401	219	(616)		(192)		68	880
Net cash provided by operating activities	10,121				(192)		57	9,986	Underlying net cash provided by operating activities

IVQ 2017

Net cash before changes in working capital	2,047	(149)	518				7	2,423	Adjusted net cash before changes in working capital
Changes in working capital	1,275	149	(518)		(112)		1	795
Net cash provided by operating activities	3,322				(112)		8	3,218	Underlying net cash provided by operating activities

Full year 2016

Net cash before changes in working capital	5,561	(175)	688	105				6,179	Adjusted net cash before changes in working capital
Changes in working capital	2,112	175	(688)	(105)		298		1,792
Net cash provided by operating activities	7,673					298		7,971	Underlying net cash provided by operating activities

IVQ 2016

Net cash before changes in working capital	1,793	(237)	568				(1)	2,123	Adjusted net cash before changes in working capital
Changes in working capital	1,455	237	(568)			298	1	1,423
Net cash provided by operating activities	3,248					298		3,546	Underlying net cash provided by operating activities

(a) In 2017 includes tax settlement in Angola not accrued in the year.

Organic coverage of capex and floor dividend

Management is disclosing below certain alternative measures of cash performance to factor in the retroactive economic effects of the disposals of the Dual Exploration Model, namely a 40% interest in Zohr located in Egypt sold to BP and Rosneft and a 25% interest of Area 4 located in Mozambique divested to ExxonMobil, whereby the consideration of these disposals included the share of 2017 capex incurred until the completion date and attributable to the buyers. In addition, in 2017 Eni cashed in advances for €0.2 billion on future gas supplies to the Egyptian State-owned partners, with the aim of financing their capex share in the Zohr project. Therefore, cash flow from operating activities including changes in working capital was netted of those advances and other minor items to €9.99 billion, whereas capex for the FY 2017 was netted of the share reimbursed by the buyers of the minority interests in the Zohr and Mozambique projects and other minor items to €7.62 billion, respectively, yielding a surplus of approximately €2.3 billion, which funded approximately 80% of the total amount of the cash dividend (€2.9 billion). Consequently, on the basis of the Group cash flow sensitivity to the Brent scenario which is assuming an increase of approximately €0.2 billion in free cash flow for each one-dollar increase in the Brent price (and vice versa), the organic cash neutrality for funding FY capex and the floor dividend is achieved at 57$/bbl, better than management’s expectations at 60$/bbl and in line with the long-term Company’s target of a cash neutrality structurally below the 60$/bbl threshold. 2017 disposals net of the share of the transaction price relating to capex reimbursements amounted to €3.80 billion. When considering this cash inflow, the Brent level at which cash neutrality was achieved in 2017 reduced to 39$/bbl.

(€ million)	Full year 2017
	GAAP measures	Advances on future gas supplies to the Egyptian partners to fund the Zohr project	Share of 2017 capex reimbursed at closing of the disposals relating to the Dual Exploration Model	Non-recurring items	Reimbursement of net debt as part of the Area 4 deal (25% sale to Exxon)	Zohr disposal expected to be cashed-in 2018 and 2019	Non-GAAP measures

Net cash provided by operating activities	10,121	(192)		57			9,986	Underlying net cash provided by operating activities
Capital expenditure	(9,187)	192	1,227	149			(7,619)	Net capital expenditure
Disposals	5,455		(1,151)	(48)	185	(644)	3,797	Net disposals

Summarized Group Balance Sheet

Sept. 30, 2017	Change	(€ million)	Dec. 31, 2017	Dec. 31, 2016	Change

73,001	(1,532)	Fixed assets	71,469	79,729	(8,260)
		Net working capital
4,638	(20)	Inventories	4,618	4,637	(19)
9,886	324	Trade receivables	10,210	11,186	(976)
(9,522)	(1,369)	Trade payables	(10,891)	(11,038)	147
(3,018)	596	Tax payables and provisions for, net deferred tax liabilities	(2,422)	(3,073)	651
(13,410)	4	Provisions	(13,406)	(13,896)	490
834	(565)	Other current assets and liabilities	269	1,171	(902)
(10,592)	(1,030)		(11,622)	(11,013)	(609)
(880)	(142)	Provisions for employee post-retirements benefits	(1,022)	(868)	(154)
13	223	Assets held for sale including related liabilities	236	14	222
61,542	(2,481)	CAPITAL EMPLOYED, NET	59,061	67,862	(8,801)

46,529	1,567	Eni's shareholders equity	48,096	53,037	(4,941)
48	1	Non-controlling interest	49	49
46,577	1,568	Shareholders' equity	48,145	53,086	(4,941)
14,965	(4,049)	Net borrowings	10,916	14,776	(3,860)
61,542	(2,481)	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,061	67,862	(8,801)
0.32	(0.09)	Leverage	0.23	0.28	(0.05)
0.24	(0.06)	Gearing	0.18	0.22	(0.04)

• Net borrowings5 at December 31, 2017 was €10.92 billion, lower by €3.86 billion from 2016 leveraging on the business operations and the finalization of portfolio transactions due to the Dual Exploration Model and other non-strategic assets (retail activity in Belgium).

• As of December 31, 2017, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – was 0.23, down from 0.28 as of December 31, 2016. This was driven by a reduction in net borrowings, partly offset by a decrease in total equity (down by €4.94 billion) driven by unfavorable foreign currency translation differences (about €5.56 billion) and the payment of the 2016 final dividend and the 2017 interim dividend (€2.88 billion), partly offset by the income of the period.

• As of December 31, 2017, gearing – the ratio of net borrowings to net capital employed – was 0.18, lower than 0.22 at December 31, 2016.

5 Details on net borrowings are furnished on page 27.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries. Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2017, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release for the fourth quarter and full year of 2017 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results each quarter. Results and cash flow are presented for the third and fourth quarter of 2017, the full year of 2017 and for the fourth quarter and the full year of 2016. Information on the Company’s financial position relates to end of the periods as of December 31, September 30, 2017 and December 31, 2016.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2016 Annual report on form 20-F filed with the US SEC on March 22, 2017, which investors are urged to read.

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2017 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. From 2017, the recognition of the inventory holding (gains) losses has been revised in the Gas & Power segment considering a recently-enacted, less restrictive regulatory framework relating the legal obligation on part of gas wholesalers to retain gas volumes in storage to ensure an adequate level of modulation to the retail segment. On this basis, management has progressively reduced gas quantities held in storage and has commenced to leverage those quantities to improve margins by seeking to capture the seasonality in gas prices existing between the phase of gas injection (which typically occurs in summer months) vs. the phase of gas off-take (which typically occurs during the winter months). Therefore, from the closure of the statutory period of gas injection, i.e. from the fourth quarter of 2017, the determination of the stock profit or loss in the Gas&Power segment has changed and currently gas off-takes from storage are valued at the average cost incurred during the injection period net of the effects of hedging derivatives, ensuring when the purchased volumes are matched by the corresponding sales (net of the effects of hedging derivatives) the proper measurement and accountability of the economic performances.

The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted cash flow

Adjusted cash flow is defined as net cash provided from operating activities before changes in working capital at replacement cost.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

(€ million)
Full Year 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,669	70	982	(668)	(31)	8,022
Exclusion of inventory holding (gains) losses			(213)		(6)	(219)
Exclusion of special items:
environmental charges	46		136	26		208
impairment losses (impairment reversals), net	(142)	(142)	54	25		(205)
net gains on disposal of assets	(3,269)		(13)	(1)		(3,283)
risk provisions	333			82		415
provision for redundancy incentives	19	38	(6)	(2)		49
commodity derivatives		157	(11)			146
exchange rate differences and derivatives	(68)	(172)	(9)			(249)
other	582	261	72	(4)		911
Special items of operating profit (loss)	(2,499)	142	223	126		(2,008)
Adjusted operating profit (loss)	5,170	212	992	(542)	(37)	5,795
Net finance (expense) income (a)	(50)	10	5	(723)		(758)
Net income (expense) from investments (a)	409	(9)	21	70		491
Income taxes (a)	(2,801)	(162)	(357)	187	19	(3,114)
Tax rate (%)	50.7	76.1	35.1			56.3
Adjusted net profit (loss)	2,728	51	661	(1,008)	(18)	2,414
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						2,411

Reported net profit (loss) attributable to Eni's shareholders						3,427
Exclusion of inventory holding (gains) losses						(156)
Exclusion of special items						(860)
Adjusted net profit (loss) attributable to Eni's shareholders						2,411

(a) Excluding special items.

(€ million)
Full Year 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	2,567	(391)	723	(681)	(61)	2,157		2,157
Exclusion of inventory holding (gains) losses		90	(406)		141	(175)		(175)
Exclusion of special items:
environmental charges		1	104	88		193		193
impairment losses (impairment reversals), net	(684)	81	104	40		(459)		(459)
impairment of exploration projects	7					7		7
net gains on disposal of assets	(2)		(8)			(10)		(10)
risk provisions	105	17	28	1		151		151
provision for redundancy incentives	24	4	12	7		47		47
commodity derivatives	19	(443)	(3)			(427)		(427)
exchange rate differences and derivatives	(3)	(19)	3			(19)		(19)
other	461	270	26	93		850		850
Special items of operating profit (loss)	(73)	(89)	266	229		333		333
Adjusted operating profit (loss)	2,494	(390)	583	(452)	80	2,315		2,315
Net finance (expense) income (a)	(55)	6	1	(721)		(769)		(769)
Net income (expense) from investments (a)	68	(20)	32	(6)		74		74
Income taxes (a)	(1,999)	74	(197)	188	(19)	(1,953)		(1,953)
Tax rate (%)	79.7	..	32.0			120.6		120.6
Adjusted net profit (loss)	508	(330)	419	(991)	61	(333)		(333)
of which:
- Adjusted net profit (loss) of non-controlling interest						7		7
- Adjusted net profit (loss) attributable to Eni's shareholders						(340)		(340)

Reported net profit (loss) attributable to Eni's shareholders						(1,464)	413	(1,051)
Exclusion of inventory holding (gains) losses						(120)		(120)
Exclusion of special items						1,244	(413)	831
Adjusted net profit (loss) attributable to Eni's shareholders						(340)		(340)

(a) Excluding special items.

(€ million)
IVQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,149	201	218	(142)	(76)	4,350
Exclusion of inventory holding (gains) losses		29	(174)		(4)	(149)
Exclusion of special items:
environmental charges	46		83	8		137
impairment losses (impairment reversals), net	(143)	(137)	(35)	16		(299)
net gains on disposal of assets	(2,926)		(11)			(2,937)
risk provisions	246			3		249
provision for redundancy incentives	12	4	(10)	(4)		2
commodity derivatives		4	(4)
exchange rate differences and derivatives	(36)	(14)	2			(48)
other	516	126	45	3		690
Special items of operating profit (loss)	(2,285)	(17)	70	26		(2,206)
Adjusted operating profit (loss)	1,864	213	114	(116)	(80)	1,995
Net finance (expense) income (a)	(39)	1	2	(187)		(223)
Net income (expense) from investments (a)	118	(4)	5	24		143
Income taxes (a)	(847)	(97)	(56)	31	29	(940)
Tax rate (%)	43.6	46.2	46.3			49.1
Adjusted net profit (loss)	1,096	113	65	(248)	(51)	975
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						975

Reported net profit (loss) attributable to Eni's shareholders						2,100
Exclusion of inventory holding (gains) losses						(105)
Exclusion of special items						(1,020)
Adjusted net profit (loss) attributable to Eni's shareholders						975

(a) Excluding special items.

(€ million)
IVQ 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,720	5	168	(254)	1	1,640
Exclusion of inventory holding (gains) losses		(56)	(181)			(237)
Exclusion of special items:
environmental charges		1	18	9		28
impairment losses (impairment reversals), net	(789)	81	40	28		(640)
net gains on disposal of assets	(3)		(3)			(6)
risk provisions	(1)	17	27			43
provision for redundancy incentives	19	3	7	4		33
commodity derivatives		(265)	(14)			(279)
exchange rate differences and derivatives	(1)	33	5			37
other	455	109	8	95		667
Special items of operating profit (loss)	(320)	(21)	88	136		(117)
Adjusted operating profit (loss)	1,400	(72)	75	(118)	1	1,286
Net finance (expense) income (a)	123	(1)	1	(391)		(268)
Net income (expense) from investments (a)	77	(8)	9	4		82
Income taxes (a)	(741)	50	(35)	81	5	(640)
Tax rate (%)	46.3	..	41.2			58.2
Adjusted net profit (loss)	859	(31)	50	(424)	6	460
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						459

Reported net profit (loss) attributable to Eni's shareholders						340
Exclusion of inventory holding (gains) losses						(162)
Exclusion of special items						281
Adjusted net profit (loss) attributable to Eni's shareholders						459

(a) Excluding special items.

(€ million)
IIIQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,041	(120)	367	(181)	(109)	998
Exclusion of inventory holding (gains) losses		15	(95)		17	(63)
Exclusion of special items:
environmental charges			29			29
impairment losses (impairment reversals), net		1	31	1		33
net gains on disposal of assets	(1)			(1)		(2)
risk provisions	(1)			30		29
provision for redundancy incentives	2		1	(1)		2
commodity derivatives		(90)	1			(89)
exchange rate differences and derivatives	(20)	(64)	(4)			(88)
other	25	65	7	1		98
Special items of operating profit (loss)	5	(88)	65	30		12
Adjusted operating profit (loss)	1,046	(193)	337	(151)	(92)	947
Net finance (expense) income (a)	(39)	3	1	(146)		(181)
Net income (expense) from investments (a)	104	(2)	15	18		135
Income taxes (a)	(670)	53	(111)	29	28	(671)
Tax rate (%)	60.3	..	31.4			74.5
Adjusted net profit (loss)	441	(139)	242	(250)	(64)	230
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						229

Reported net profit (loss) attributable to Eni's shareholders						344
Exclusion of inventory holding (gains) losses						(45)
Exclusion of special items						(70)
Adjusted net profit (loss) attributable to Eni's shareholders						229

(a) Excluding special items.

Breakdown of special items

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
29	Environmental charges	137	28	208	193
33	Impairment losses (impairment reversals), net	(299)	(640)	(205)	(459)
	Impairment of exploration projects				7
(2)	Net gains on disposal of assets	(2,937)	(6)	(3,283)	(10)
29	Risk provisions	249	43	415	151
2	Provisions for redundancy incentives	2	33	49	47
(89)	Commodity derivatives		(279)	146	(427)
(88)	Exchange rate differences and derivatives	(48)	37	(249)	(19)
98	Other	690	667	911	850
12	Special items of operating profit (loss)	(2,206)	(117)	(2,008)	333
103	Net finance (income) expense	244	56	478	166
	of which:
88	- exchange rate differences and derivatives reclassified to operating profit (loss)	48	(37)	249	19
(162)	Net income (expense) from investments	454	362	358	817
	of which:
(164)	- gains on disposal of assets	1	(5)	(163)	(57)
2	- impairment/revaluation of equity investments	453	415	523	896
(23)	Income taxes	488	(20)	312	(72)
	of which:
	- net impairment of deferred tax assets of Italian subsidiaries		122		170
	- net impairment of deferred tax assets of upstream business outside Italy		6		6
	- USA tax reform	115		115
(23)	- taxes on special items of operating profit and other special items	373	(148)	197	(248)
(70)	Total special items of net profit (loss)	(1,020)	281	(860)	1,244

Analysis of Profit and Loss account items

Net sales from operations

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
4,628	Exploration & Production	5,571	4,855	14.7	19,525	16,089	21.4
11,430	Gas & Power	13,540	11,986	13.0	50,622	40,961	23.6
5,449	Refining & Marketing and Chemicals	5,802	5,125	13.2	22,110	18,733	18.0
4,440	- Refining & Marketing	4,787	4,141	15.6	17,688	14,932	18.5
1,120	- Chemicals	1,134	1,082	4.8	4,855	4,196	15.7
(111)	- Consolidation adjustments	(119)	(98)		(433)	(395)
344	Corporate and other activities	431	391	10.2	1,462	1,343	8.9
(6,167)	Consolidation adjustments	(7,797)	(6,550)		(26,798)	(21,364)
15,684		17,547	15,807	11.0	66,921	55,762	20.0

Operating expenses

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
12,064	Purchases, services and other	14,307	12,346	15.9	52,437	44,124	18.8
58	of which: other special items	390	87		627	360
702	Payroll and related costs	687	741	(7.3)	2,951	2,994	(1.4)
2	of which: provision for redundancy incentives and other	2	33		49	47
12,766		14,994	13,087	14.6	55,388	47,118	17.6

DD&A, impairments, reversals and write-off

IIIQ		IVQ			Full Year
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
1,761	Exploration & Production	1,583	1,757	(9.9)	6,748	6,772	(0.4)
83	Gas & Power	85	92	(7.6)	345	354	(2.5)
88	Refining & Marketing and Chemicals	93	106	(12.3)	360	389	(7.5)
75	- Refining & Marketing	77	95	(18.9)	304	359	(15.3)
13	- Chemicals	16	11	45.5	56	30	86.7
14	Corporate and other activities	15	17	..	60	72	(16.7)
(8)	Impact of unrealized intragroup profit elimination	(7)	(7)		(29)	(28)
1,938	Total depreciation, depletion and amortization	1,769	1,965	(10.0)	7,484	7,559	(1.0)
33	Impairment losses (impairment reversals), net	(303)	(656)	53.8	(209)	(475)	56.0
1,971	Depreciation, depletion, amortization, impairments and reversals	1,466	1,309	12.0	7,275	7,084	2.7
9	Write-off of tangible and intangible assets	61	212	(71.2)	263	350	(24.9)
1,980		1,527	1,521	0.4	7,538	7,434	1.4

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
33	Asset impairments	777	849	893	1,067
	Impairment reversals	(1,080)	(1,505)	(1,102)	(1,542)
33	Subtotal	(303)	(656)	(209)	(475)
	Impairment of receivables identified as non-recurring activities	4	16	4	16
33	Total impairment losses (impairment reversals), net	(299)	(640)	(205)	(459)

Income (expense) from investments

(€ million)
Full Year 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	(98)	(10)	(55)	(39)	(202)
Dividends	179		25	1	205
Net gains (losses) on disposals		163			163
Other income (expense), net	(2)	(35)	(3)	7	(33)
	79	118	(33)	(31)	133

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2017	Change	(€ million)	Dec. 31, 2017	Dec. 31, 2016	Change
27,508	(2,801)	Total debt	24,707	27,239	(2,532)
7,108	(2,581)	- Short-term debt	4,527	6,675	(2,148)
20,400	(220)	- Long-term debt	20,180	20,564	(384)
(5,863)	(1,500)	Cash and cash equivalents	(7,363)	(5,674)	(1,689)
(6,365)	146	Securities held for trading and other securities held for non-operating purposes	(6,219)	(6,404)	185
(315)	106	Financing receivables held for non-operating purposes	(209)	(385)	176
14,965	(4,049)	Net borrowings	10,916	14,776	(3,860)
46,577	1,568	Shareholders' equity including non-controlling interest	48,145	53,086	(4,941)
0.32	(0.09)	Leverage	0.23	0.28	(0.05)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on December 31, 2017

(€ million)
Issuing entity	Amount at Dec. 31, 2017 (a)
Eni SpA	1,795
Eni Finance International SA	404

2,199

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the full year of 2017 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (€ million)	Currency	Amount at Dec. 31, 2017 (a) (€ million)	Maturity	Rate	%
Eni SpA	750	EUR	754	2027	fixed	1.50
Eni SpA	650	EUR	649	2025	fixed	1.00
Eni Finance International SA	417	USD	414	2026	variable

	1,817		1,817

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

	(€ million)
Sept. 30, 2017		Dec. 31, 2017	Dec. 31, 2016
	ASSETS
	Current assets
5,863	Cash and cash equivalents	7,363	5,674
6,157	Other financial activities held for trading	6,013	6,166
208	Other financial assets available for sale	206	238
15,117	Trade and other receivables	15,741	17,593
4,638	Inventories	4,618	4,637
286	Current tax assets	193	383
896	Other current tax assets	729	689
1,263	Other current assets	1,573	2,591
34,428		36,436	37,971
	Non-current assets
65,336	Property, plant and equipment	63,134	70,793
1,209	Inventory - compulsory stock	1,283	1,184
2,956	Intangible assets	2,925	3,269
4,360	Equity-accounted investments	3,586	4,040
222	Other investments	220	276
1,804	Other financial assets	1,675	1,860
4,071	Deferred tax assets	4,126	3,790
1,483	Other non-current assets	1,323	1,348
81,441		78,272	86,560
13	Assets held for sale	323	14
115,882	TOTAL ASSETS	115,031	124,545
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,712	Short-term debt	2,241	3,396
4,396	Current portion of long-term debt	2,286	3,279
15,948	Trade and other payables	16,739	16,703
388	Income taxes payable	470	426
2,310	Other taxes payable	1,489	1,293
1,323	Other current liabilities	1,517	2,599
27,077		24,742	27,696
	Non-current liabilities
20,400	Long-term debt	20,180	20,564
13,410	Provisions for contingencies	13,406	13,896
880	Provisions for employee benefits	1,022	868
6,017	Deferred tax liabilities	5,976	6,667
1,521	Other non-current liabilities	1,473	1,768
42,228		42,057	43,763
	Liabilities directly associated with assets held for sale	87
69,305	TOTAL LIABILITIES	66,886	71,459
	SHAREHOLDERS' EQUITY
48	Non-controlling interest	49	49
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005
63	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	240	189
43,156	Other reserves	42,446	52,329
(581)	Treasury shares	(581)	(581)
(1,441)	Interim dividend	(1,441)	(1,441)
1,327	Net profit (loss)	3,427	(1,464)
46,529	Total Eni shareholders' equity	48,096	53,037
46,577	TOTAL SHAREHOLDERS' EQUITY	48,145	53,086
115,882	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,031	124,545

GROUP PROFIT AND LOSS ACCOUNT

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
	REVENUES
15,684	Net sales from operations	17,547	15,807	66,921	55,762
99	Other income and revenues	3,334	347	4,059	931
15,783	Total revenues	20,881	16,154	70,980	56,693
	OPERATING EXPENSES
12,064	Purchases, services and other	14,307	12,346	52,437	44,124
702	Payroll and related costs	687	741	2,951	2,994
(39)	Other operating (expense) income	(10)	94	(32)	16
1,938	Depreciation, Depletion and Amortization	1,769	1,965	7,484	7,559
33	Impairment Losses (Impairment reversals), net	(303)	(656)	(209)	(475)
9	Write-off of tangible and intangible assets	61	212	263	350
998	OPERATING PROFIT (LOSS)	4,350	1,640	8,022	2,157
	FINANCE INCOME (EXPENSE)
985	Finance income	665	1,898	3,922	5,850
(1,424)	Finance expense	(1,225)	(1,920)	(5,879)	(6,232)
(41)	Income (expense) from other financial activities held for trading	(25)	68	(117)	(21)
196	Derivative financial instruments	118	(370)	838	(482)
(284)		(467)	(324)	(1,236)	(885)
	INCOME (EXPENSE) FROM INVESTMENTS
79	Share of profit (loss) of equity-accounted investments	(366)	(199)	(202)	(326)
218	Other gain (loss) from investments	55	(81)	335	(54)
297		(311)	(280)	133	(380)
1,011	PROFIT (LOSS) BEFORE INCOME TAXES	3,572	1,036	6,919	892
(666)	Income taxes	(1,472)	(695)	(3,489)	(1,936)
345	Net profit (loss) - continuing operations	2,100	341	3,430	(1,044)
	Net profit (loss) - discontinued operations				(413)
345	Net profit (loss)	2,100	341	3,430	(1,457)
	Eni's shareholders:
344	- continuing operations	2,100	340	3,427	(1,051)
	- discontinued operations				(413)
344		2,100	340	3,427	(1,464)
	Non controlling interest
1	- continuing operations		1	3	7
	- discontinued operations
1			1	3	7
	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.10	- basic	0.58	0.09	0.95	(0.41)
0.10	- diluted	0.58	0.09	0.95	(0.41)
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.10	- basic	0.58	0.09	0.95	(0.29)
0.10	- diluted	0.58	0.09	0.95	(0.29)

COMPREHENSIVE INCOME

	IVQ		Full Year
(€ million)	2017	2016	2017	2016
Net profit (loss)	2,100	341	3,430	(1,457)
Items that may not be reclassified to profit in later periods	(4)	(19)	(4)	(19)
Remeasurements of defined benefit plans	(33)	16	(33)	16
Taxation	29	(35)	29	(35)

Items that may be reclassified to profit in later periods	(535)	2,574	(5,501)	1,889
Currency translation differences	(656)	2,291	(5,563)	1,198
Change in the fair value of cash flow hedging derivatives	157	391	(6)	883
Change in the fair value of other available-for-sale financial instruments		(4)	2	(4)
Share of "Other comprehensive income" on equity-accounted entities		(12)	65	32
Taxation	(36)	(92)	1	(220)

Total other items of comprehensive income (loss)	(539)	2,555	(5,505)	1,870
Total comprehensive income (loss)	1,561	2,896	(2,075)	413
attributable to:
Eni's shareholders	1,561	2,895	(2,078)	406
- continuing operations	1,561	2,895	(2,078)	819
- discontinued operations				(413)
Non-controlling interest		1	3	7
- continuing operations		1	3	7
- discontinued operations

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2016:		57,409
Total comprehensive income (loss)	413
Dividends paid to Eni's shareholders	(2,881)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Dividends distributed by consolidated subsidiaries	(4)
Other changes	21
Total changes		(4,323)
Shareholders' equity at Dec. 31, 2016:		53,086
attributable to:
- Eni's shareholders		53,037
- Non-controlling interest		49
Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	(2,075)
Dividends paid to Eni's shareholders	(2,881)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	18
Total changes		(4,941)
Shareholders' equity at Dec. 31, 2017:		48,145
attributable to:
- Eni's shareholders		48,096
- Non-controlling interest		49

GROUP CASH FLOW STATEMENT

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
345	Net profit (loss)	2,100	341	3,430	(1,044)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,938	Depreciation, depletion and amortization	1,769	1,965	7,484	7,559
33	Impairment losses (impairment reversals), net	(303)	(656)	(209)	(475)
9	Write-off of tangible and intangible assets	61	212	263	350
(79)	Share of (profit) loss of equity-accounted investments	366	199	202	326
(159)	Gains on disposal of assets, net	(2,951)	(11)	(3,446)	(48)
(59)	Dividend income	(77)	(66)	(205)	(143)
(117)	Interest income	(68)	(41)	(283)	(209)
188	Interest expense	144	161	671	645
666	Income taxes	1,472	695	3,489	1,936
78	Other changes	286	20	910	(9)
	Changes in working capital:
132	- inventories	(119)	(145)	(343)	(273)
(102)	- trade receivables	(294)	(648)	636	1,286
123	- trade payables	1,483	1,827	283	1,495
(156)	- provisions for contingencies	78	(280)	55	(1,043)
379	- other assets and liabilities	127	701	770	647
376	Cash flow from changes in working capital	1,275	1,455	1,401	2,112
12	Net change in the provisions for employee benefits	(4)		38	22
75	Dividends received	114	83	291	212
28	Interest received	53	70	104	160
(181)	Interest paid	(90)	(360)	(582)	(780)
(992)	Income taxes paid, net of tax receivables received	(825)	(819)	(3,437)	(2,941)
2,161	Net cash provided by operating activities	3,322	3,248	10,121	7,673
	Investing activities:
(1,551)	- tangible assets	(2,139)	(2,185)	(8,486)	(9,067)
(19)	- intangible assets	(45)	(65)	(191)	(113)
(453)	- investments	(7)	(6)	(510)	(1,164)
(142)	- securities	(105)	(53)	(321)	(1,336)
(57)	- financing receivables	(216)	(268)	(657)	(1,208)
(229)	- change in payables in relation to investing activities and capitalized depreciation	(164)	42	150	(8)
(2,451)	Cash flow from investing activities	(2,676)	(2,535)	(10,015)	(12,896)
	Disposals:
44	- tangible assets	2,138	7	2,745	19
	- intangible assets	2		2
301	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	2,361		2,662	(362)
	- income taxes paid on disposals	(436)		(436)
23	- investments	398	26	482	508
11	- securities	188	4	224	20
123	- financing receivables	545	777	999	8,063
1,412	- change in receivables in relation to disposals	(1,540)	154	(434)	205
1,914	Cash flow from disposals	3,656	968	6,244	8,453
(537)	Net cash used in investing activities (*)	980	(1,567)	(3,771)	(4,443)

GROUP CASH FLOW STATEMENT (continued)

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
650	Increase in long-term debt	437	272	1,842	4,202
(22)	Repayments of long-term debt	(2,682)	(143)	(2,973)	(2,323)
126	Increase (decrease) in short-term debt	(544)	(927)	(582)	(2,645)
754		(2,789)	(798)	(1,713)	(766)
(1,440)	Dividends paid to Eni's shareholders		(33)	(2,880)	(2,881)
	Dividends paid to non-controlling interests			(3)	(4)
(686)	Net cash used in financing activities	(2,789)	(831)	(4,596)	(3,651)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(4)	7	(5)
	Effect of cash and cash equivalents relating to discontinued operations				889
(14)	Effect of exchange rate changes on cash and cash equivalents and other changes	(13)	26	(72)	2
924	Net cash flow for the period	1,500	872	1,689	465
4,939	Cash and cash equivalents - beginning of the period (excluding discontinued operations)	5,863	4,802	5,674	5,209
5,863	Cash and cash equivalents - end of the period (excluding discontinued operations)	7,363	5,674	7,363	5,674

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
(10)	Net cash flow from financing activities	450	42	336	5,271

SUPPLEMENTAL INFORMATION

IIIQ		IVQ		Full Year
2017	(€ million)	2017	2016	2017	2016
	Effect of disposals of consolidated subsidiaries and businesses
144	Current assets	22		166	6,526
123	Non-current assets	691	1	814	8,615
12	Net borrowings	(264)		(252)	(5,415)
(133)	Current and non-current liabilities	(72)		(205)	(6,334)
146	Net effect of disposals	377	1	523	3,392
	Reclassification of exchange rate differences included in other comprehensive income				7
	Current value of residual interests following the loss of control				(1,006)
164	Gains (losses) on disposal	1,984	(1)	2,148	11
	Non-controlling interest				(1,872)
310	Selling price	2,361		2,671	532
	less:
(9)	Cash and cash equivalents disposed of			(9)	(894)
301	Cash flow on disposals	2,361		2,662	(362)

Capital expenditure

IIIQ		IVQ			Full Years
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
1,404	Exploration & Production	1,854	1,916	(3.2)	8,012	8,458	(5.3)
	- acquisition of proved and unproved properties	5			5	2
61	- g&g costs	73	45	62.2	273	204	33.8
102	- exploration	56	134	(58.2)	442	417	6.0
1,229	- development	1,698	1,725	(1.6)	7,236	7,770	(6.9)
12	- other expenditure	22	12	83.3	56	65	(13.8)
33	Gas & Power	60	53	13.2	142	120	18.3
188	Refining & Marketing and Chemicals	290	303	(4.3)	729	664	9.8
132	- Refining & Marketing	215	184	16.8	526	421	24.9
56	- Chemical	75	119	(37.0)	203	243	(16.5)
13	Corporate and other activities	58	26	..	87	55	58.2
(7)	Impact of unrealized intragroup profit elimination	(5)	(3)		(20)	87
1,631	Capital expenditure	2,257	2,295	(1.7)	8,950	9,384	(4.6)
61	Cash out in net cash flow from operating activities	73	45	62.2	273	204	33.8
1,570	Cash out in net cash flow from investment activities	2,184	2,250	(2.9)	8,677	9,180	(5.5)

In the full year of 2017, capital expenditure amounted to €8,677 million (€9,180 million in the FY 2016) and mainly related to:

- development activities (€7,236 million) deployed mainly in Egypt, Ghana, Angola, Congo, Algeria, Iraq and Norway; exploration activities (€442 million) concerned mainly Cyprus, Norway, Mexico, Egypt, Libya and Ivory Coast;

- refining activity in Italy and outside Italy (€395 million) aimed at assets integrity, reconversion of refinery system, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€131 million);

- initiatives relating to gas marketing (€102 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€36 million).

Cash-outs comprised in net cash from operating activities (€273 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2017			2017	2016	2017	2016
1,803	Production of oil and natural gas (a) (b)	(kboe/d)	1,892	1,856	1,816	1,759
136	Italy		146	159	134	133
174	Rest of Europe		163	240	189	201
685	North Africa		782	680	713	647
374	Sub-Saharan Africa		365	334	347	339
118	Kazakhstan		130	133	132	111
137	Rest of Asia		139	103	119	127
160	America		144	184	160	177
19	Australia and Oceania		23	23	22	24
156.3	Production sold (a)	(mmboe)	165.0	161.1	622.3	608.6

PRODUCTION OF LIQUIDS BY REGION

IIIQ			IVQ		Full Year
2017			2017	2016	2017	2016
885	Production of liquids (a)	(kbbl/d)	861	906	852	878
56	Italy		64	67	53	47
96	Rest of Europe		80	140	102	109
243	North Africa		251	241	233	244
277	Sub-Saharan Africa		265	237	250	249
77	Kazakhstan		83	78	83	65
56	Rest of Asia		47	58	54	78
78	America		69	82	75	83
2	Australia and Oceania		2	3	2	3

PRODUCTION OF NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2017			2017	2016	2017	2016
5,012	Production of natural gas (a) (b)	(mmcf/d)	5,625	5,184	5,261	4,807
436	Italy		448	504	442	471
424	Rest of Europe		453	543	476	502
2,413	North Africa		2,900	2,394	2,620	2,197
527	Sub-Saharan Africa		545	527	533	493
222	Kazakhstan		256	301	264	254
447	Rest of Asia		502	247	357	265
449	America		407	555	464	511
94	Australia and Oceania		114	113	105	114

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (578 and 556 mmcf/d in the fourth quarter of 2017 and 2016, respectively, 527 mmcf/d and 478 mmcf/d in the FY 2017 and 2016, respectively, and 527 mmcf/d in the third quarter 2017).

Gas & Power

Natural gas sales by market

IIIQ		IVQ			Full Year
2017	(bcm)	2017	2016	% Ch.	2017	2016	% Ch.
7.93	ITALY	9.62	10.25	(6.1)	37.43	38.43	(2.6)
1.03	- Wholesalers	2.25	2.55	(11.8)	8.36	7.93	5.4
2.75	- Italian exchange for gas and spot markets	2.31	2.63	(12.2)	10.81	12.98	(16.7)
1.04	- Industries	1.09	1.19	(8.4)	4.42	4.54	(2.6)
0.14	- Medium-sized enterprises and services	0.27	0.44	(38.6)	0.93	1.72	(45.9)
1.17	- Power generation	0.52	0.25	..	2.22	0.77	..
0.25	- Residential	1.54	1.53	0.7	4.51	4.39	2.7
1.55	- Own consumption	1.64	1.66	(1.2)	6.18	6.10	1.3
9.51	INTERNATIONAL SALES	11.86	13.01	(8.8)	43.40	47.88	(9.4)
8.21	Rest of Europe	10.26	11.79	(13.0)	38.23	42.43	(9.9)
0.97	- Importers in Italy	0.99	1.15	(13.9)	3.89	4.37	(11.0)
7.24	- European markets	9.27	10.64	(12.9)	34.34	38.06	(9.8)
1.31	Iberian Peninsula	1.24	1.52	(18.4)	5.06	5.28	(4.2)
1.53	Germany/Austria	1.91	1.84	3.8	6.95	7.81	(11.0)
0.96	Benelux	1.35	1.68	(19.6)	5.06	7.03	(28.0)
	Hungary					0.93	..
0.40	UK	0.56	0.95	(41.1)	2.21	2.01	10.0
2.14	Turkey	2.08	1.99	4.5	8.03	6.55	22.6
0.87	France	1.94	2.46	(21.1)	6.38	7.42	(14.0)
0.03	Other	0.19	0.20	(5.0)	0.65	1.03	(36.9)
1.30	Rest of World	1.60	1.22	31.1	5.17	5.45	(5.1)
17.44	WORLDWIDE GAS SALES	21.48	23.26	(7.7)	80.83	86.31	(6.3)

Eni SpA parent company accounts

Profit and loss account

(€ million)
	Full year
	2017	2016

REVENUES
Net sales from operations	28,983	27,718
Other income and revenues	2,316	547
Total Revenues	31,299	28,265
OPERATING EXPENSES
Purchases, services and other	(27,362)	(27,247)
Payroll and related costs	(1,159)	(1,179)
OTHER OPERATING (EXPENSE) INCOME	(239)	(50)
DEPRECIATION, DEPLETION AND AMORTIZATION	(727)	(815)
IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS), NET	(124)	(443)
WRITE-OFF OF TANGIBLE AND INTANGIBLE ASSETS	(5)	(209)
OPERATING PROFIT (LOSS)	1,683	(1,678)
FINANCE INCOME (EXPENSE)
Finance income	1,682	2,149
Finance expense	(2,698)	(2,540)
Income (expense) from other financial activities held for trading	(110)	(21)
Derivative financial instruments	481	(34)
	(645)	(446)
INCOME (EXPENSE) FROM INVESTMENTS	2,702	6,058
NET PROFIT BEFORE TAXES - continuing operations	3,740	3,934
Income taxes	(218)	232
NET PROFIT - continuing operations	3,522	4,166
NET PROFIT - discontinued operations		355
NET PROFIT	3,522	4,521

Balance sheet

(€ million)
	Dec. 31, 2017	Dec. 31, 2016

ASSETS
Current Assets
Cash and cash equivalents	6,214	4,583
Other financial activities held for trading	5,793	6,062
Trade and other receivables:	8,587	15,658
- financial receivables	2,700	7,763
- trade and other receivables	5,887	7,895
Inventories	1,389	1,277
Current income tax assets	59	92
Other current tax assets	267	346
Other current assets	693	1,011
	23,002	29,029
Non-current assets
Property, plant and equipment	7,166	8,046
Inventory - compulsory stock	1,297	1,172
Intangible assets	195	1,205
Equity-accounted investments	42,337	40,009
Other financial assets	4,832	1,428
Deferred tax assets	1,104	1,185
Other non-current receivables	481	700
	57,412	53,745
Discontinued operations and assets held for sales	2	4
TOTAL ASSETS	80,416	82,778
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,146	4,159
Current portion of long-term debt	1,973	3,014
Trade and other payables	6,226	6,209
Income taxes payable	64	4
Other taxes payable	809	887
Other current liabilities	872	1,205
	14,090	15,478
Non-current liabilities
Long-term debt	18,843	19,554
Provisions for contingencies	3,785	4,054
Provisions for employee benefits	353	391
Other non-current liabilities	880	1,366
	23,861	25,365
TOTAL LIABILITIES	37,951	40,843
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	36,001	34,472
Interim dividend	(1,441)	(1,441)
Treasury shares	(581)	(581)
Net profit	3,522	4,521
TOTAL SHAREHOLDERS’ EQUITY	42,465	41,935
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	80,416	82,778

Cash Flow Statement

(€ million)
	Full Year
	2017	2016
Net profit	3,583	4,166
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	727	815
Impairment losses (impairment reversals), net	124	443
Write-off of tangible and intangible assets	5	209
Impairment losses (impairment reversals) of investments	367	374
Gain on disposal of assets, net	(1,996)	29
Dividend income	(3,061)	(6,486)
Interest income	(204)	(161)
Interest expense	599	588
Income taxes	218	(232)
Other changes	230	159
Changes in working capital:
- inventories	(238)	(66)
- trade receivables	241	1,353
- trade payables	335	93
- provisions for contingencies	(192)	(30)
- other assets and liabilities	(194)	(585)
Cash flow from changes in working capital	(48)	765
Net change in the provisions for employee benefits	42	16
Dividends received	3,076	6,458
Interest received	201	165
Interest paid	(576)	(692)
Income taxes paid, net of tax receivables received	55	7
Net cash provided from operating activities	3,281	6,623
Investing activities:
- tangible assets	(738)	(788)
- intangible assets	(35)	(58)
- consolidated subsidiaries and businesses	(2,586)	(8,299)
- securities held for operating purposes
- financing receivables held for operating purposes	(3,041)	(1,585)
- change in payables and receivables in relation to investments and capitalized depreciation		(507)
Cash flow from investments	(6,400)	(11,237)
Disposals:
- tangible assets	14	5
- intangible assets
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	2,062
- income taxes paid on disposals	(301)
- investments	1,033	2,209
- securities	1
- financing receivables held for operating purposes	1,901	5,405
- change in payables and receivables in relation to disposals	382
Cash flow from disposals	5,392	7,619
Net cash used in investing activities	(1,008)	(3,618)

Cash Flow Statement (continued)

(€ million)
	Full Year
	2017	2016
Other financial activities held for trading	1	(1,257)
New borrowings (repayments) of long-term finance debt	(1,345)	2,135
Increase (decrease) in short-term financial debt	26	548
Financing receivables held for non-operating purposes	3,556	(1,105)
Dividends paid to Eni's shareholders	(2,880)	(2,881)
Net cash used in financing activities	(642)	(2,560)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		6
Net cash flow for the period	1,631	451
Cash and cash equivalents - beginning of the period	4,583	4,132
Cash and cash equivalents - end of the period	6,214	4,583

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